ADITYA BIRLA GROUP

82-03322

RECEIVED
2006 NOV -1 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

18th October, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finan[redacted]
450, Fifth Street
Washington DC 20459, USA

06018025

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th September, 2006, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

BKMalu

Ashok Malu
Company Secretary

encl : as above

Dlw 11/1

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

PHONES : 265 4239, 265 4298, 265 4313
FAX : (91-22) 265 4256
E-mail : gpk@bom5.vsnl.net.in

(HAMAM House,
Ambalal Doshi Marg,
(HAMAM STREET)
Mumbai 400 001.

AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LTD.

On Limited Review of unaudited Financial Results for the half year ended on 30th September 2006

We have reviewed the accompanying statement of unaudited financial results of **GRASIM INDUSTRIES LIMITED** ('the Company') for the six months ended 30th September 2006. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated. In the consolidated results, the unaudited financial results of subsidiary companies viz UltraTech Cement Limited, Shree Digvijay Cement Company Limited, and Dakshin Cement Limited, which have been subjected to limited review by their respective statutory auditors, and the unaudited financial results of other subsidiary companies and joint ventures, as certified by their respective managements, are incorporated. This statement is responsibility of the company's Management and has been approved by the Board of Directors to day.

A review of interim financial information consists principally of applying analytical review procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Particulars relating to the aggregate of public shareholding and investor complaints have been traced from the details furnished by the Company.

Based on our review conducted as stated above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the Accounting Standards and other recognised accounting practices and polices has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For G. P. Kapadia & Co.
Chartered Accountants

Nimesh S. Bhimani
(Partner)
(Membership No.30547)

18th October 2006
Mumbai.

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th SEPTEMBER 2006

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
Net Sales / Income from Operations	**3,183.81**	**2,343.50**	**6,394.49**	**4,828.28**	**10,274.86**
Other Income	53.43	44.63	102.62	120.13	217.27
Expenditure :					
- Decrease / (Increase) in Stock	(5.79)	44.42	(0.71)	(15.26)	6.30
- Raw Material Consumed	654.23	520.42	1,249.64	1,097.96	2,212.43
- Purchases of Finished Goods	17.14	32.81	43.03	45.97	109.93
- Payment to & Provision for Employees	173.98	134.93	335.13	257.95	543.31
- Power & Fuel	561.58	484.83	1,141.32	997.56	2,129.12
- Freight , Handling & Other Expenses	461.47	325.75	958.06	698.92	1,552.22
- Other Expenditure	479.87	384.03	903.58	763.90	1,608.30
Total Expenditure	**2,342.48**	**1,927.19**	**4,630.05**	**3,847.00**	**8,161.61**
Interest	55.05	53.95	107.65	110.60	212.23
Gross Profit	**839.71**	**406.99**	**1,759.41**	**990.81**	**2,118.29**
Depreciation	148.44	137.35	290.19	272.76	563.10
Profit before Exceptional Items and Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,555.19**
Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
Profit before Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,559.32**
Provision for Current Tax	(215.03)	(85.63)	(462.75)	(218.85)	(434.88)
Provision for Deferred Tax	8.14	16.91	13.69	30.41	32.18
Net Profit	**484.38**	**200.92**	**1,020.16**	**529.61**	**1,156.62**
Less : Minority Share	66.05	0.50	166.58	33.11	115.98
Net Profit (After Minority Share)	**418.33**	**200.42**	**853.58**	**496.50**	**1,040.64**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*4,698.79*
Basic & Diluted EPS for the period (Rupees)	**45.62**	**21.86**	**93.09**	**54.15**	**113.50**

II. STANDALONE RESULTS :

	Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
Net Sales / Income from Operations	**2,010.82**	**1,649.21**	**3,902.55**	**3,213.61**	**6,703.48**
Other Income	50.22	30.83	87.69	96.32	169.07
Expenditure :					
- Decrease / (Increase) in Stock	(14.45)	68.44	0.66	25.55	43.49
- Raw Material Consumed	535.04	442.47	998.88	911.79	1,822.68
- Purchases of Finished Goods	60.59	63.02	128.76	91.15	240.15
- Payment to & Provision for Employees	123.05	104.21	236.08	200.59	407.63
- Power & Fuel	280.55	259.76	545.05	509.67	1,074.81
- Freight , Handling & Other Expenses	236.59	169.53	466.85	349.71	750.02
- Other Expenditure	257.29	219.96	480.84	428.96	942.91
Total Expenditure	**1,478.66**	**1,327.39**	**2,857.12**	**2,517.42**	**5,281.69**
Interest	24.07	23.74	47.57	50.27	97.32
Gross Profit	**558.31**	**328.91**	**1,085.55**	**742.24**	**1,493.54**
Depreciation	75.57	71.96	149.66	142.44	291.64
Profit before Exceptional Items and Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,201.90**
Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
Profit before Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,206.03**
Provision for Current Tax	(145.80)	(78.60)	(284.85)	(175.90)	(369.82)
Provision for Deferred Tax	0.90	9.30	(1.30)	14.70	27.00
Net Profit	**337.84**	**187.65**	**649.74**	**438.60**	**863.21**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*4,886.11*
Basic & Diluted EPS for the period (Rupees)	**36.85**	**20.47**	**70.86**	**47.84**	**94.14**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			**68692786**	**68776304**	**68776304**
- Percentage of Shareholding			**74.93%**	**75.02%**	**75.02%**

Cont... ... 2

III. SEGMENT REPORTING - CONSOLIDATED

	Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	670.83	513.70	1,195.85	947.26	1,990.05
b Cement	2,179.70	1,461.16	4,518.96	3,124.68	6,938.30
c Sponge Iron	140.77	170.38	316.13	390.84	634.78
d Chemicals	76.75	104.10	148.55	203.56	386.35
e Textiles	84.79	73.65	141.62	126.44	247.14
f Others	76.16	54.83	144.27	109.34	233.81
TOTAL	3,229.00	2,377.82	6,465.38	4,902.12	10,430.43
(Less) : Inter Segment Revenue	(45.19)	(34.32)	(70.89)	(73.84)	(155.57)
Net Sales / Income from Operations	**3,183.81**	**2,343.50**	**6,394.49**	**4,828.28**	**10,274.86**
2. SEGMENT RESULTS					
a Fibre & Pulp	168.52	106.90	263.88	182.52	425.93
b Cement	538.23	171.48	1,217.16	445.52	1,074.76
c Sponge Iron	(3.27)	(8.24)	2.31	52.46	33.69
d Chemicals	4.81	30.99	18.20	64.13	107.51
e Textiles	(0.13)	1.91	(0.26)	1.33	(3.04)
f Others	14.94	8.82	27.12	17.50	39.06
TOTAL	723.10	311.86	1,528.41	763.46	1,677.91
Add / (Less) :					
Interest	**(55.05)**	**(53.95)**	**(107.65)**	**(110.60)**	**(212.23)**
Net Unallocable Income / (Expenditure)	23.22	11.73	48.46	65.19	89.51
Profit before Exceptional Items and Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,555.19**
Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
Profit Before Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,559.32**
3. CAPITAL EMPLOYED					
a Fibre & Pulp			1,252.97	979.45	1,025.98
b Cement			7,480.45	6,814.43	6,804.09
c Sponge Iron			508.38	478.55	530.19
d Chemicals			291.34	200.68	210.75
e Textiles			124.11	105.59	92.55
f Others			371.47	347.78	339.95
TOTAL			10,028.72	8,926.48	9,003.51
g Unallocated Corporate Capital Employed			1,528.77	1,011.89	1,189.19
TOTAL CAPITAL EMPLOYED			**11,557.49**	**9,938.37**	**10,192.70**

IV. SEGMENT REPORTING - STANDALONE

	Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	565.73	499.84	1,012.09	918.12	1,935.37
b Cement	1,187.97	835.56	2,355.05	1,648.49	3,655.41
c Sponge Iron	140.77	170.38	316.13	390.84	634.78
d Chemicals	76.75	104.10	148.55	203.56	386.35
e Textiles	84.79	73.65	141.62	126.44	247.14
TOTAL	2,056.01	1,683.53	3,973.44	3,287.45	6,859.05
(Less) : Inter Segment Revenue	(45.19)	(34.32)	(70.89)	(73.84)	(155.57)
Net Sales / Income from Operations	**2,010.82**	**1,649.21**	**3,902.55**	**3,213.61**	**6,703.48**
2. SEGMENT RESULTS					
a Fibre & Pulp	156.67	107.31	254.59	183.98	429.62
b Cement	313.75	132.25	647.90	279.56	636.40
c Sponge Iron	(3.27)	(8.24)	2.31	52.46	33.69
d Chemicals	4.81	30.99	18.20	64.13	107.51
e Textiles	(0.13)	1.91	(0.26)	1.33	(3.04)
f Others	0.10	(0.03)	0.07	(1.35)	(1.39)
TOTAL	471.93	264.19	922.81	580.11	1,202.79
Add / (Less) :					
Interest	**(24.07)**	**(23.74)**	**(47.57)**	**(50.27)**	**(97.32)**
Net Unallocable Income / (Expenditure)	34.88	16.50	60.65	69.96	96.43
Profit before Exceptional Items and Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,201.90**
Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
Profit Before Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,206.03**
3. CAPITAL EMPLOYED					
a Fibre & Pulp			1,098.32	951.71	999.03
b Cement			2,291.49	2,112.70	2,079.08
c Sponge Iron			508.38	478.55	530.19
d Chemicals			291.34	200.68	210.75
e Textiles			124.11	105.59	92.55
f Others			1.11	1.53	1.12
TOTAL			4,314.75	3,850.76	3,912.72
g Unallocated Corporate Capital Employed			4,152.71	3,378.81	3,633.40
TOTAL CAPITAL EMPLOYED			**8,467.46**	**7,229.57**	**7,546.12**

Cont... ... 3

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23), and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 The operations at the Company's Viscose Staple Fibre Plant at Nagda which were suspended in the previous quarter due to water shortage were restored from 4th July, 2006.

3 The operations at Chemical Plant at Nagda, which were affected in the previous quarter due to water shortage, were restored from 4th July, 2006. The same were again curtailed to about fifty percent capacity from 21st July, 2006, on account of shut-down of captive power plant for major repairs, which is likely to continue till January, 2007. While this will impact the profitability of Chemical Division, the Company does not expect any significant impact on its overall profitability on this account.

4 During the quarter, the Company has acquired the entire paid up equity share capital consisting of 50,000 fully paid shares of Rs. 10 each of Harish Cement Limited at a price of Rs. 20 per share, thus making it a wholly owned subsidiary of the Company.

5 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

6 No investor complaint was pending at the beginning of the quarter. During the quarter, six complaints were received, all of which have been attended by the Company and no complaints were pending at the end of the quarter.

7 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

8 The above Unaudited results for the quarter ended 30th September, 2006 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 18th October, 2006. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 18th October, 2006

D. D. Rathi
Whole-time Director

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE FOR Q2FY 2007

Consolidated Net Profit at Rs.418 Crs., Up by 109%
Consolidated Net Revenue at Rs.3,184 Crs., Up by 36%

<u>Consolidated Financial Performance</u>:

Rs. Crores

	Q2 FY07	Q2 FY06	% Change	H1 FY07	H1 FY06	% Change
Net Revenue	**3,183.8**	**2,343.5**	**35.9**	**6,394.5**	**4,828.3**	**32.4**
Gross Profit	**839.7**	**407.0**	**106.3**	**1,759.4**	**990.8**	**77.6**
Depreciation	148.4	137.4	8.1	290.2	272.8	6.4
Total Tax Expenses	206.9	68.7	201.1	449.0	188.4	138.3
Profit after Taxes	**484.4**	**200.9**	**141.1**	**1,020.2**	**529.6**	**92.6**
Less: Minority Share	**66.1**	**0.5**		**166.6**	**33.1**	
Net Profit	**418.3**	**200.4**	**108.7**	**853.6**	**496.5**	**71.9**
EPS (Rs.)	**45.6**	**21.9**	**108.7**	**93.1**	**54.1**	**71.9**

Grasim, the flagship Company of the Aditya Birla Group, has posted excellent results for the quarter ended 30th September, 2006 on the back of superior performance from both its key businesses, viz., Cement and Viscose Staple Fibre (VSF). Turnover, Gross Profit and Net Profit have recorded a significant growth. Cement and VSF businesses continued to be the major business drivers.

Consolidated revenues at Rs.3,184 crores (Rs.2,344 crores) reflected an increase of 36%. Net Profit soared by 109% at Rs.418 crores (Rs.200 crores), in spite of a substantially higher provision for tax expense, which was up by 201% at Rs.207 crores (Rs.69 crores).

The three major factors that spurred performance are:

- Firstly, growth in volumes;
- secondly, higher realisations; and
- thirdly, savings in operating costs resulting from ongoing modernization efforts, up-gradation of plants and energy optimization

Stand-alone Financial Performance:

Rs. Crores

	Q2 FY07	Q2 FY06	% Change	H1 FY07	H1 FY06	% Change
Net Revenue	**2,010.8**	**1,649.2**	**21.9**	**3,902.6**	**3,213.6**	**21.4**
Gross Profit	**558.3**	**328.9**	**69.7**	**1,085.6**	**742.2**	**46.3**
Depreciation	75.6	71.9	5.0	149.7	142.4	5.1
Total Tax Expenses	144.9	69.3	109.1	286.2	161.2	77.5
Net Profit	**337.8**	**187.7**	**80.0**	**649.7**	**438.6**	**48.1**
EPS (Rs.)	**36.9**	**20.5**	**80.0**	**70.9**	**47.8**	**48.1**

On a stand-alone basis too, the results have been very encouraging. Revenues rose handsomely by 22% from Rs.1,649 crores to Rs.2,011 crores. Net Profit recorded an impressive growth of 80% at Rs.338 crores (Rs.188 crores). Higher capacity utilisation and optimization of efficiencies have contributed to this peak performance.

Highlights of Grasim's operations:

		Q2FY07	Q2FY06	% Change
Production -				
Viscose Staple Fibre	M.T.	65,083	50,231	30%
Cement	Mn. M.T.	3.31	3.21	3%
White Cement	M.T.	92,766	87,763	6%
Sponge Iron	M.T.	113,567	125,944	-10%
Caustic Soda	M.T.	28,911	42,766	-32%
Sales Volumes -				
Viscose Staple Fibre	M.T.	63,119	62,776	1%
Cement	Mn. M.T.	3.38	3.25	4%
White Cement	M.T.	90,253	81,557	11%
Sponge Iron	M.T.	110,933	140,275	-21%
Caustic Soda	M.T.	30,072	41,585	-28%
Net Realisation -				
Viscose Staple Fibre	Rs./M.T.	83,279	72,160	15%
Cement	Rs./M.T.	2,822	1,993	42%
White Cement	Rs./M.T.	6,614	5,815	14%
Sponge Iron	Rs./M.T.	12,354	11,956	3%
Chemical Products	Rs./M.T.	21,081	21,884	-4%

Viscose Staple Fibre (VSF) Business

The VSF business' performance has been commendable. Production was up by 30% at 65,083 MT. During the corresponding quarter, the Company had consciously scaled down its production, with a view to liquidating inventory. Sales volumes improved marginally. On a sequential basis, the volumes reflect a healthy growth of 21%, driven by strong demand, both from domestic and export segments.

upon the completion of expansion and modernization at an outlay of Rs.[illegible] crores, the Company's capacity will stand increased from its current level 266,450 tons to 315,725 tons per annum by FY08. This would enable the Company to cater to the increasing demand for VSF in India and South Asian countries.

To get a foothold in China, the world's largest VSF market, the Company together with its overseas Group companies, has formed a Joint Venture company (Birla Jingwei Fibres Company Limited) with Hubei Jing Wei Chemical Fibre Company. Its current capacity of 30,000 tons per annum is expected to be ramped up to 60,000 tons per annum in about a year's time. The Company's stake in the Joint Venture would be 31%. The Group's stake would be 70%.

The integrated plantation-cum-pulp plant at Laos and the acquisition of St. Anne Nackawic Pulp Mill, would lead to greater cost competitiveness. The Company would stand to benefit from increased output in Indian textile industry, post quota-abolition. Besides, the strong prices of competing fibres also portend well.

The outlook for the VSF business continues to be good.

Cement Business

The Cement business posted an excellent performance. Capacity utilisation was higher at 101%. Revenues surged by 47% led by strong realisations. Operating profit more than doubled as a result. The share of blended cement increased from 51% to 63%. While freight costs increased, its impact was mitigated to some extent due to higher dispatches thru' rail from 34% to 49%.

The White Cement business too has done well. Production was higher by 6% at 92,766 tons. The steady increase in realisations, which was up by 14% and higher contribution from value added products, saw its turnover step up by 39%.

Cement Subsidiaries

UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, posted a notable performance. Its sale of cement stood at 3.03 Mn. tons and clinker at 0.58 Mn. tons. Domestic cement realizations at Rs.2,890 per ton increased by 42%. Net Profit was at Rs.129 crores, vis-à-vis the loss of Rs.3 crores recorded in the corresponding quarter.

Shree Digvijay Cement Company Limited, another subsidiary, has reported a satisfactory performance. Cement production was higher by 9% at 2.03 lac tons, while sales volumes were up by 7% at 2.07 lac tons. Realisations grew by 33% at Rs.2,688 per ton. Profit before exceptional items, extended by 20% at Rs.8 crores.

Cement Capex plan

The Company plans to augment its Cement capacity by 8 Mn. TPA and also set up thermal power plants at a total capital outlay of Rs.2,475 crores. To this end, the Company is setting up a Greenfield cement plant at Kotputli in Rajasthan (with a split grinding unit at Panipat in Haryana), of a total capacity of 4 Mn. TPA and a new plant at Shambhupura in Rajasthan (with a split grinding unit) of an equivalent capacity along with the thermal power plants. The Shambhupura plant is expected to be commissioned by end-FY08 and the Kotputli plant in Q1FY09.

This would enable the Company cater to the increasing demand in the northern region.

The Company also plans to invest Rs.1,166 crores over the next 2 years on modernization, de-bottlenecking, setting up of grinding unit at Dadri (Capacity: 1.3 Mn. MT), RMC plants and captive power plants.

The Company is buoyant about its Cement business. The growing upsurge in demand from housing and infrastructure sectors along with the increased industrial investment should provide further impetus to the Cement business. The outlook for the Cement business, thus, continues to be highly encouraging.

Sponge Iron Business

The performance of the Sponge Iron business was severely constrained due to the high cost of production and inadequate availability of natural gas. Realisations were up as global scrap prices were higher. The pressure from coal based sponge iron segment continued. Though Operating profit did record some improvement, it continued to remain under pressure due to the high cost of input and lower sales volumes.

Production will be maintained at current levels, due to inadequate supply of natural gas. Profitability is expected to remain under pressure on account of the high input costs and inadequate supply of natural gas. Realisations are expected to improve in line with the rising scrap prices. The competition from coal based segment will continue to be a threat. The prospects for the business are expected to improve in the long term with adequate gas availability, likely by December, 2007.

Chemical Business

The Captive Power plant attached to the Chemical division was shut down for major repairs from the 3rd week of July, 2006. The repairs would take another 3-4 months. Production and consequently, sales volumes may be restricted for the next 4 months.

During the quarter, while the realisations of Caustic Soda recorded a 5% growth, the overall ECU Realisations were lower by 4% due to a major fall in chlorine prices.

To improve the cost efficiency, the Company converted its remaining Caustic soda plant based on mercury cell technology into the new energy efficient membrane cell technology in September, 2006 at a cost of Rs.148 crores.

Prices are expected to stabilize at current levels. The thrust will continue to be on optimum utilization of the plant capacity.

Outlook

With the fortifying of its leadership position in the VSF and Cement sectors through substantial capacity expansions, cost optimization, optimal utilisation of assets and prudent financial management, the prospects for the Company continue to be positive.

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)
Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com or www.adityabirla.com